Filed by Calix, Inc.

Commission File No. 001-34674

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Occam Networks, Inc.

Commission File No. 001-33069

This filing relates to the proposed acquisition by Calix, Inc, a Delaware corporation (“Calix”), of Occam Networks, Inc., a Delaware corporation (“Occam Networks”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of September 16, 2010, by and among Calix, Ocean Sub I, Inc., Ocean Sub II, LLC and Occam Networks.

Frequently Asked Questions (FAQ): Calix to Acquire Occam Networks

This morning, Calix and Occam Networks announced that the companies have entered into a definitive agreement for Calix to acquire Occam Networks in a stock and cash transaction valued at approximately $171 million, or approximately $7.75 per outstanding Occam Networks share.

Upon the completion of the acquisition, each outstanding share of Occam Networks common stock (other than those shares with respect to which appraisal rights are available, properly exercised and not withdrawn) will be converted into the right to receive (a) $3.8337 per share in cash, without interest plus (b) 0.2925 of a validly issued, fully paid and non-assessable share of Calix common stock. After the completion of the acquisition, former Occam Networks stockholders will own between 16.5 percent and 18.9 percent of the outstanding shares of Calix’s common stock based on the number of Calix shares outstanding as of September 15, 2010.

Both companies share a history of product innovation and customer service, as well as a common vision to the evolution of the access network to IP and Ethernet services over fiber and wireless. The combined organization is expected to accelerate advanced solutions to enable Communications Service Providers (CSPs) to transform their networks and businesses – in North America, Latin America, the Caribbean, and other select global markets.

Occam Networks products will become a part of the Calix Unified Access portfolio that stretches across copper and fiber that we believe will provide a comprehensive product portfolio with solutions for Central Offices, Cabinets, Nodes and Customer Premises. We believe customers will benefit from a comprehensive set of technologies for fiber and copper, as well as powerful management and software tools to improve and simplify network operations. Together, the companies will help communications service providers to move Fiber Forward.

The announcement was made today, and we expect to complete the acquisition in the fourth quarter of 2010 or first quarter of 2011, subject to Occam Networks’ stockholder approval and receipt of required regulatory clearances, as well as the satisfaction of certain other customary closing conditions. The acquisition has the support of both companies’ Boards of Directors.

How will customers benefit?

The combined strength of melding strong engineering teams, field operations, business models, and a common vision is expected to result in a multitude of benefits to customers:

•

Industry Vision: CSPs are undergoing rapid changes to their businesses and new types of CSPs are emerging to serve the rapidly accelerating demand for consumer and business broadband. The companies share a vision of network transformation to a world of IP services over Ethernet, fiber and wireless. We believe the combined organization will be able to accelerate delivery of innovative solutions to enable CSPs to better serve their customers.

•

Customer Operational Efficiencies: We believe combining Calix’s expertise in Unified Access management and troubleshooting with Occam Networks’ expertise in Ethernet simplicity and service management tools will result in more efficient network operations, resulting in CSPs being more competitive in the way they serve their customers and introduce and offer services.

•

Solutions Portfolio: We believe the combination of R&D teams and resources, bringing together a decade of IP and Ethernet access experience (Occam Networks) with a decade of fiber access experience (Calix) will empower new, innovative solutions forward into an enhanced Unified Access portfolio.

•

Occam Networks: Pioneers in the use of IP and Ethernet in access networks, their BLC platform has evolved with key software such as the use of VOIP for CSP offerings, protected Ethernet rings and service management tools such as Ethernet Protection Switching, distributed clock timing over Ethernet, and MPEG Video Channel Analysis.

•

Calix: Pioneers in next generation access solutions, the Calix Unified Access portfolio integrates TDM copper, fiber and legacy interfaces into multiple platforms and form factors under the powerful CMS management system. Their fiber deployments benefit from the widest portfolio of ONTs available. Calix has built an expertise in fiber applications for residential and mobile backhaul, as well as video and IPTV. In fact, they literally wrote “The Book on Video”.

•	Relationships and Support: The combined organization will offer an expanded, more intimate sales and support model with more resources and broader coverage.

•

Better interoperability across a Wider Range of Ecosystem Partners: CSPs are increasingly building networks with a variety of suppliers, and we believe the combination of Calix and Occam Networks will enable a broadening of the compatibility work for interoperability assurance of the company’s products with a wide range of switches, CPE, IPTV components, middleware and other software.

•

Expanded Resources: The combined organization is expected to result in a stronger financial foundation driven by higher sales volume and scale over a common fixed cost base. It is anticipated that the combined organization will have minimal debt that enables increased focus on access innovation and support for North American and select global market CSPs.

Key Expected Attributes of the Combined Organization

We believe the combined organization will have a sharp focus on improving access networks for CSPs by:

•	Enhancing Calix’s Unified Access portfolio by leveraging Occam Networks’ Ethernet experience and expertise, resulting in:

•	Greater breadth and diversity of solutions

•	Key technologies that address the challenges access networks have in moving to Ethernet, such as high availability, timing distribution and latency

•	Greater breadth for voice solutions including legacy TDM, SIP, H.248, and MGCP

•	Value Added Software for security, network monitoring, and video analysis

•	Comprehensive fiber portfolio from development engineering to deployment and support expertise

•	An expanded portfolio of outdoor and indoor ONTs for PON and Ethernet

•	A comprehensive, mature management system with a unified view across all technologies and form factors

•	Video expertise for IPTV over copper and fiber and RF video including RFoG

•	Ability to innovate across the combined customer base for value-added services including software tools and efficiency

•

Leveraging a significantly larger R&D spend focused on access to execute against a clear, vision driven product roadmap. The combined organization plans to continue to invest in the Occam Networks roadmap while accelerating some key development opportunities.

•	Continuing to expand target CSP solutions to include Cable MSOs, Municipalities and select global markets with additional sales, support and financial resources.

•	Enhancing a powerful customer engagement model that aligns our resources with the value creation interests of the customer:

•	More “feet on the street” with the increased customer understanding of a more intimate model. The integration of the Occam Networks teams and expertise will complement the existing Calix team

•	An enhanced sales force with expanded sales teams to work directly with customers and partners to support needs if and when necessary

•

World-class support organization and tools combining the online access and support communities of Calix and Occam Networks for company to CSP, and CSP to CSP communication. Calix plans expand its certification programs to include Occam Networks products and network designs

•

An expanded Calix Compatible program which will incorporate the Occam Networks Packet Access Network (OPAN) Alliance to expand one of the industry’s broadest and most mature programs for partner interoperability. This program is a key asset for providing interoperability assurance across advanced services ecosystems

General FAQs:

What are Calix’s intentions for Occam Networks?

Calix views acquisitions very strategically. It looks to align and accelerate solutions for customer’s needs and technology advancement. A great example is the 2006 acquisition of Optical Solutions (OSI). OSI brought complementary technology (gigabit passive optical networking, or GPON) that Calix broadened into a complete solution set, while expanding the customer footprint.

The purpose of this acquisition is to leverage Occam Networks’ expertise in IP and Ethernet to further enhance and accelerate the combined Calix / Occam Networks Unified Access portfolio. It also brings new resources to the company’s focus on the access network.

In 2007, Occam Networks acquired certain assets from Terawave, and demonstrated organizational strength in the integration and cross-training of teams, cultures and technologies without slowing development. These corporate skills will be valuable as the companies integrate.

Together the focus will remain on CSP needs and bringing innovative solutions and emerging technologies to market, including support for existing product lines and further investment in both companies’ roadmaps.

Is this acquisition creating something of new value? How does it make Calix a better company?

We believe that this acquisition will create a focused business that CSPs can partner with for the long term for access network solutions. We believe Calix will be even better aligned with CSP needs. The business of a CSP – the kinds of services their customers demand, the sources of revenue, the technologies deployed, and the competitive and regulatory environment – is transforming at a rapid pace. The combined organization will be here to facilitate, and where necessary, help accelerate CSP transformation.

Occam Networks is an innovator in the IP and Ethernet access market with more than 10 years of experience. Their broad customer base is a good complement to Calix, and their people and technologies complement and align with Calix’s vision and roadmap.

How will the combined organization help the communication service provider industry?

We believe that the combined organization will be better able to provide the support, creativity and vision to help CSPs through to long term sustainable success. This includes:

•	Emphasis on CSP business model transformation

•	Services expertise: A deep advanced knowledge of how to deploy and manage services including hundreds of video, IPTV and residential and business customers

•	Technology expertise: Strong knowledge of IP, Ethernet, copper and fiber

•	An emphasis on lowest cost per bit per mile to assist CSP business models optimize their capital and operating expenses

•	Substantial resources

•	A combined 12 months historical revenue run rate in excess of $350M

•	A customer footprint of 800+ customers across North America, Latin America, Caribbean, and around the globe

•	Very little debt

Customers have been through acquisitions before, and often seem to get burned – what is different here? What about the installed base of product?

Calix recognizes the important of customer investment and expects to continue to support and invest in Occam Networks products and platforms. The vision is for transformation of access networks, not disruption. The expectation is that next generation products will be better because of the merged technical teams and resources.

Technology FAQs

What is Calix’s portfolio vision? Does this change where Calix is going?

Calix’s vision is, and has been for some time, that of all-IP services, over Ethernet, over fiber and wireless. It totally aligns with Occam Networks’ vision. No changes are required to the vision. Together the combined organization expects to offer the tools and R&D resources to accelerate making this vision a reality.

How will the existing roadmaps of Calix and Occam Networks be impacted? What synergies can customers expect to see from this acquisition?

We believe an established IP and Ethernet roadmap for both companies will improve with Calix’s acquisition of Occam Networks.

Calix’s C7 and E7, and the Occam Networks BLC products already share many common hardware and software architectural attributes. In addition to Calix’s over 500 customers, each of whom are actively involved in network transformation to an all-IP services over Ethernet over fiber, the number of companies who have moved exclusively to Ethernet is accelerating rapidly, including over 100 Calix E7 customers, dozens of C7 EXA powered customers, and over 380 Occam Networks BLC customers. The BLC becomes a natural complement to the Unified Access portfolio, incorporating its unique expertise in areas such as Ethernet timing and service management tools under the powerful CMS management system.

Occam Networks customers will find new expanded form factors and an expert fiber access team and technology at their disposal, including an expanded ONT portfolio of over 30 models – all AE and GPON capable. It is expected that a top priority will be to combine the Calix and Occam Networks ONTs into a common portfolio and enable their use across OLTs from both companies.

Over time, we expect that certain common areas of investment will be consolidated and savings invested in new product areas in such a way that customers will benefit from the combined best attributes and form factors that the each company currently provides.

Are products going to be Manufacture Discontinued?

Calix recognizes the importance of historic CSP investment decisions and plans to continue to support and invest in Occam Networks products and platforms. The access portfolios of both companies are expected to remain intact. After the completion of the acquisition, the Occam Networks products will be melded into a common Unified Access portfolio across hardware and software. Calix has already demonstrated the ability to meld different hardware platforms into this portfolio under CMS.

Over time, we expect that certain common areas of investment will be consolidated and savings invested in new product areas in such a way that customers will benefit from the combined best attributes and form factors that the each company currently provides.

Business FAQs

How will my company be covered from a sales and support perspective going forward?

We plan to shift the sales coverage model to be MORE high touch, MORE high tech, MORE responsive, and MORE intimate to CSP needs. To fulfill the vision of CSP network transformation, the value of knowledgeable customer experts cannot be overstated. Therefore, Calix expects to integrate and widely leverage the Occam Networks sales and support team.

Although Occam Networks has recently begun use of the web for its self-help and support portal, Calix has a history of delivering the advantages of the web broadly for self-help, support, and community. The combined organization expects to move quickly to ensure that all customers gain access to this environment.

Both service and support organizations have a history of outstanding customer engagement. We believe Calix’s technical assistance center (TAC) is world-class, and will integrate and cross-train with Occam Networks’ TAC. The model will be all North American based and well-educated across projects, platforms and customer networks.

How will the pendency of the acquisition impact business through the completion of the acquisition? Should a customer wait to buy from either company?

Until the completion of the acquisition, which is anticipated in Q4 2010 or Q1 2011, both companies will continue to operate as separate companies. The companies can cooperate on planning the integration of the two businesses, but no integration work can be performed until the completion of the acquisition.

Each will continue to pursue new business and compete for orders and project wins. Both Calix and Occam Networks encourage CSPs to confidently move forward with purchasing decisions based on the best solution for a particular network need. There is no need to wait to buy anything from either company, as Calix plans to continue to invest in Occam Networks’ products and understands the importance of respecting Occam Networks customers’ existing investments. Calix plans to continue to invest in the BLC, C-Series, and E-Series platforms and maintain full support.

Expected timing of the completion of the acquisition?

The completion of the acquisition is anticipated in the fourth quarter of 2010 or first quarter of 2011, subject to Occam Networks’ stockholder approval and certain other customary closing conditions.

Will the integration be disruptive to the two companies?

While every transaction has risk, the management of both companies are focused on a successful integration. Both companies have a history of successful integration of technology and resources including Calix’s acquisition of OSI in 2006 and Occam Networks’ acquisition of certain Terawave assets in 2007 that resulted in rapidly integrated development and sales teams, and where customers quickly saw benefit from the fiber expertise of these two companies. We believe the common vision, focus on the access network, and proximity (both are based in California) will further mitigate potential integration issues.

Financial FAQs

What happens to my Occam Networks shares?

Each outstanding share of Occam Networks common stock (other than those shares with respect to which appraisal rights are available, properly exercised and not withdrawn) will be converted into the right to receive (a) $3.8337 per share in cash, without interest plus (b) 0.2925 of a validly issued, fully paid and non-assessable share of Calix common stock. After the completion of the acquisition, former Occam Networks stockholders will own between 16.5 percent and 18.9 percent of the outstanding shares of Calix’s common stock based on the number of Calix shares outstanding as of September 15, 2010.

Consulting Engineer FAQs

How will my relationship with Calix change?

Our relationship should only get better. The combined organization will have additional resources to invest in the product roadmaps of both companies, resulting in better solutions for CSPs.

The combined organization will have more sales and support personnel to work with you and your customers enabling more cooperation for full function network designs and on-time network deployments, including those related to ARRA Broadband Stimulus.

The combined organization respects and acknowledges the uniquely valuable role played by Consulting Engineering firms for certain CSPs. The company does not intend to enter the network engineering services market or other activities in which you are experts. We plan be better partners, not rivals.

Employee FAQs

Occam Networks employees - What does this mean to me and my job?

Occam Networks will be better able to complete its mission. We believe the combined organization can accelerate transition of CSP access networks to IP over Ethernet, fiber and wireless. Conversations between the companies to date have shown both share a common vision, mission and many cultural attributes.

Calix is the acquiring company and is eager to integrate Occam Networks personnel into Calix. Occam Networks’ value is primarily in its people and customers – and Calix wants to maximize the value of the acquisition by smoothing the business integration for both.

We expect certain common areas of investment will be consolidated and employee reductions will occur. The goal is the best person available in every role.

What happens to the Santa Barbara and Fremont facilities?

Santa Barbara and Fremont facilities will remain.

Calix strives for an “any role, anywhere” operational philosophy and already has facilities in California, Minnesota, Massachusetts and China. Calix is good at managing a distributed workforce, so additional facilities is not an issue. Case in point: Calix has over a dozen fully enabled video conference systems across its current offices and uses them, as well as other tools like GoToMeeting.com, widely and often.

Occam Networks employees - What is Calix really like?

The number one Calix priority, just like Occam Networks’, is to help customers to win and be successful for the long run. Both companies share this common sense of purpose, which should provide a solid foundation for all integration activities.

Communications will continue to play a greater role in peoples’ everyday lives, whether they realize it or not. The worldwide broadband infrastructure is seeing the emergence of improvements in the way the world distributes and delivers healthcare, education, knowledge, energy and human rights. Communications is essential to solving big problems.

Calix’s goal is to play a significant role in making this a reality, and together we stand advantaged in making this happen.

Calix employees - What does this mean to me and my job at Calix?

We are now better able to complete our mission. The combined organization can accelerate transition of CSP access networks to IP over Ethernet, fiber and wireless. Conversations between the companies to date have shown both share a common vision, mission and many cultural attributes.

Calix is the acquiring company and is eager to integrate Occam Networks personnel into Calix. Occam Networks’ value is primarily in its people and customers – and we want to maximize the value of the acquisition by smoothing the integration.

We expect certain common areas of investment will be consolidated and employee reductions will occur. The goal is the best person available in every role.

Aren’t Calix and Occam Networks competitors?

Historically we have competed as we have competed against a number of access vendors. However, strategically we see that a group of large, global suppliers are dominant in the CSP market and pose a competitive threat. Huawei, Alcatel-Lucent, ZTE and Ericsson have significant IP and Ethernet businesses and are controlling an ever larger share of the global CSP market.

At the same time, Adtran, Tellabs, Motorola, Zhone, Enablence, and Cisco, to name a few, are heavily focused on the same CSP markets that we are serving.

Together, we can better serve our customers and accelerate our solutions.

Occam Networks employees - What happens to my Occam Networks stock options and RSUs?

If your vested stock options have a per share exercise price that is less than an amount, which we refer to as the cash-out amount, equal to $3.8337 plus 0.2925 multiplied by the Volume Weighted Price (as described below), then such vested stock options would be converted into a right to receive cash in an amount equal to the product of the number of shares of Occam Networks common stock issuable upon exercise or settlement of the vested stock option and the cash-out amount, less the exercise price of your vested stock options.

The cash-out amount will depend on the volume weighted average trading price of Calix’s common stock during the 5 consecutive trading days ending one trading day prior to the effective time of the first merger, which we refer to as the Volume Weighted Price, and therefore this amount is subject to change.

If you are an employee or consultant who will continue to be employed by or consult for Calix, as applicable, after the effective time of the first merger and your stock options are not cashed out and/or you hold restricted stock units, or RSUs, then your unvested stock options and your RSUs will be assumed by Calix and converted into a stock option or award of RSUs, as the case may be, for Calix common stock which has other terms and conditions substantially similar to your existing stock option or award of RSUs except that (i) the number of shares of Calix common stock subject to each such award will be determined by multiplying the number of shares of Occam Networks common stock subject to such award immediately prior to the effective time of the first merger by an amount, which we refer to as the cash-out ratio, equal to 0.2925 plus $3.8337 divided by the Volume Weighted Price, and (ii) if applicable, the exercise price per share of each such award for Calix common stock shall equal (x) the per share exercise price for the shares of Occam Networks common stock otherwise purchasable pursuant to such award immediately prior to the effective time of the first merger divided by (y) the cash-out ratio.

The cash-out ratio will depend on the Volume Weighted Price, and therefore this amount is subject to change.

If you are not an employee or consultant who will continue to be employed by or consult for Calix, as applicable, after the effective time of the first merger, then your unvested stock options and RSUs will be cancelled at the effective time of the first merger and your vested stock options would be cashed out as described above.

Occam Networks employees - What severance pay would I receive if I am terminated without cause within the six month period commencing on the effective time of the first merger?

Calix has agreed with Occam networks to provide the severance benefits described below. The agreement to provide severance is between Calix and Occam Networks and was made for the sole benefit of Calix and Occam Networks and their affiliates and does not create any rights in any other person or beneficiary thereof. This agreement will also not be construed to establish, amend or modify any employee benefit plan, program, agreement or arrangement of Calix or Occam Networks or any of their affiliates or require any of them to continue or amend any particular benefit plan after the consummation of the merger.

The amount of severance you would be eligible for depends on whether the Worker Adjustment and Retraining Notification Act under state and/or federal law (“WARN”) is triggered.

If WARN is triggered, then under WARN you will be entitled to receive up to 60 days of notice of your termination or up to 60 days of pay and benefits in lieu of such notice (the “WARN Benefits”). In addition to WARN Benefits, then subject to you signing and, if applicable, not revoking a general release of claims against Calix and its affiliates, you will also be eligible to receive an additional four months of payment or reimbursement for COBRA continuation coverage for yourself (subject to you remaining eligible for COBRA) and will receive one week of your current base salary for each full year of combined continuous service with Occam Networks or Calix in excess of eight.

Thus, for example, if WARN is triggered:

•

If you had been continuously employed by Calix and Occam Networks for two years, you would be entitled to the WARN Benefits described above and, if you timely signed and did not revoke a general release of claims, payment or reimbursement of COBRA benefits for you for four additional months (subject to you remaining eligible for COBRA).

•

If you had been continuously employed by Calix and Occam Networks for six years, you would be entitled to the WARN Benefits described above and, if you timely signed and did not revoke a general release of claims, payment or reimbursement of COBRA benefits for you for four months (subject to you remaining eligible for COBRA).

•

If you had been continuously employed by Calix and Occam Networks for twelve years, you would be entitled to the WARN Benefits described above and, if you timely signed and did not revoke a general release of claims, payment or reimbursement of COBRA benefits for you for four months (subject to you remaining eligible for COBRA) plus cash severance in an amount equal to four weeks of your current base salary.

If WARN is not triggered, then subject to you signing and, if applicable, not revoking a general release of claims against Calix and its affiliates, you would receive (i) severance equivalent to one week of your current base salary for every full year of combined continuous service to Occam Networks or Calix, with a minimum severance payment of one month and (ii) payment or reimbursement of COBRA continuation coverage for you for six months (subject to you remaining eligible for COBRA).

Thus, for example, if WARN is not triggered:

•

If you had been continuously employed by Calix and Occam Networks for two years, if you timely signed and did not revoke a general release of claims, you would be entitled to receive payment or reimbursement of COBRA benefits for you for six months (subject to you remaining eligible for COBRA), plus cash severance in an amount equal to one month of your current base salary.

•

If you had been continuously employed by Calix and Occam Networks for six years, if you timely signed and did not revoke a general release of claims, you would be entitled to receive payment or reimbursement of COBRA benefits for you for six months (subject to you remaining eligible for COBRA), plus cash severance in an amount equal to six weeks of your current base salary.

•

If you had been continuously employed by Calix and Occam Networks for twelve years, if you timely signed and did not revoke a general release of claims, you would be entitled to receive payment or reimbursement of COBRA benefits for you for six months (subject to you remaining eligible for COBRA), plus cash severance in an amount equal to twelve weeks of your current base salary.

The table below summarizes each of the examples.

Years of Combined Service	If WARN is Triggered		If WARN is Not Triggered
	Combined Notice Pay / Base Salary as Cash Severance	Combined Continued Benefits / COBRA Reimbursement	Combined Notice Pay / Base Salary as Cash Severance	Combined Continued Benefits / COBRA Reimbursement
2	60 days	6 months	1 month	6 months
6	60 days	6 months	6 weeks	6 months
12	3 months	6 months	3 months	6 months

Occam Networks employees - What will be the effect of other severance entitlements I have with Calix or Occam Networks?

Any severance benefits discussed herein shall be reduced by any amount of severance pay you otherwise become entitled to under other severance plans, agreements or arrangements.

Occam Networks employees - Can I receive any of the severance benefits discussed herein if I am terminated for cause?

No, all severance discussed herein requires that you be terminated without cause.

All employees -Should I call my counterpart in the other company and introduce myself?

Until the acquisition is completed both companies operate “business as usual” as separate companies. It is best if there are no contacts between the two companies’ employees.

All employees -How does my job change between now and the completion of the acquisition?

We remain separate companies during the pendency of the acquisition. Both businesses will need to continue to run and grow their businesses – we will continue to compete for business and accounts as we compete against a number of access vendors.

Starting soon, however, integration teams will be formed made up of employees of the two companies. These will be announced to all employees and you will know names of the team members. Some of you will be asked to serve on the integration teams. Only planning can occur until the acquisition is complete. No integration work can be done prior to the completion of the acquisition in Q4 of 2010 or Q1 of 2011.

Occam Networks hopes to hold sessions in Santa Barbara and Fremont soon with Carl Russo, Calix’s CEO, to gain insight into the combined organization’s vision for the future.

Management realizes it may be hard to focus on current work after this announcement. However, it is critical that both companies continue their history of successful execution. In the meantime, both companies commit to frequent communication on the progress of the integration planning.

How does my job change at the completion of the acquisition?

We expect certain common areas of investment will be consolidated and it is inevitable that some reductions will be required. However, the goal is to have the best people in all jobs.

For employees who continue to be employed by Calix after the closing of the merger, Calix has agreed with Occam Networks that for the first year following the closing of the merger, subject to your continued employment with Calix, Calix will provide you cash compensation opportunities no less favorable in the aggregate than those provided to you by Occam Networks. Calix has also agreed with Occam Networks to provide you employee benefits no less favorable in the aggregate than those provided to Calix employees who are similarly situated. These agreements are between Calix and Occam Networks and were made for the sole benefit of Calix and Occam Networks and their affiliates and do not create any rights in any other person or beneficiary thereof. These agreements will also not be construed to establish, amend or modify any employee benefit plan, program, agreement or arrangement of Calix or Occam Networks or any of their affiliates or require any of them to continue or amend any particular benefit plan after the consummation of the merger.

Occam Networks employees – What role with current Occam Executives have in the new Company?

Until the proposed transaction is complete, there is no change expected to be made to the current Occam Exec team. During the integration planning, it is expected that roles and management structure changes will be discussed and determined.

Reseller Partners FAQs

Calix uses a direct sales model. What will happen to Occam Networks value-added resellers?

The combined organization is committed to improving the way it services and supports its customers. Historically, Occam Networks resellers have fulfilled a large portion of this responsibility for its customers, especially as it relates to turnkey integration of complete solutions and installation services. We expect that the combined organization will have expanded requirements for these types of services. We will continue to evaluate how the combined organization can best service its customers. Regardless of future business, until the completion of the acquisition there are no expected changes coming for Occam Networks resellers. It is business as usual.

Additional Information and Where You Can Find It

Calix will file a Registration Statement on Form S-4 containing a proxy statement/prospectus and other documents concerning the proposed acquisition with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information. Security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by Calix and Occam Networks with the SEC at the SEC’s web site at http://www.sec.gov. The proxy statement/prospectus and other documents may also be obtained for free by contacting Calix Investor Relations by e-mail at Carolyn.Bass@Calix.com, by telephone at 415-445-3232 or by mail at Investor Relations, Calix, Inc., 1035 N. McDowell Blvd., Petaluma, CA 94954 or by contacting Occam Networks Investor Relations by e-mail at ir@occamnetworks.com, by telephone at 805-692-2957 or by mail at Occam Networks Investor Relations 6868 Cortona Drive, Santa Barbara, CA 93117.

Participants in the Acquisition of Occam Networks

Calix, Occam Networks, certain of their respective directors, executive officers, members of management and employees may, under the rules of the SEC, may be deemed to be participants in the solicitation of proxies in favor of the proposed merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding certain of these persons and their beneficial ownership of Calix common stock as of December 31, 2009 is also set forth in the prospectus filed by Calix on March 24, 2010 with the SEC. This document is available free of charge at the SEC’s web site at www.sec.gov or by going to Calix’s Investor Relations page on its corporate website at www.Calix.com. Information concerning Occam Networks’ directors and executive officers is set forth in Occam Networks’ proxy statement for its 2010 Annual Meeting of Stockholders, which was filed with the SEC on

April 8, 2010. This document is available free of charge at the SEC’s website at www.sec.gov or by going to Occam Networks’ Investor Relations page on its corporate web site at www.OccamNetworks.com. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed merger, and a description of their direct and indirect interests in the proposed merger, which may differ from the interests of Calix stockholders or Occam Networks stockholders generally will be set forth in the proxy statement/prospectus when it is filed with the SEC.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. These statements can be identified by the words, “believes,” “views,” “expects,” “projects,” “hopes,” “could,” “will,” “intends,” “should,” “estimate,” “would,” “may,” “anticipates,” “plans” and other similar words. These statements are based on management’s current expectations, estimates, forecasts, projections and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements about the timing of closing the acquisition; future financial and operating results; benefits of the acquisition to stockholders, employees, customers and partners; potential synergies and cost savings resulting from the acquisition; the ability to integrate the companies; the ability of the combined organization to provide an enhanced Unified Access portfolio of advanced broadband access systems; the ability to accelerate advanced and innovative solutions to enable CSPs to better serve their customers and transform their networks and businesses; increasing innovation; plans to offer a more intimate sales and support model with more resources and broader coverage; the ability to improve interoperability of the combined organization’s products with a wide range of ecosystems partners; the expansion of the combined organization’s resources; the ability to improve access networks for CSPs the ability to leverage Occam Networks’ Ethernet experience and expertise; the ability to leverage a larger R&D spend; the ability to expand target CSP solutions; the ability to expand the combined organization’s engagement model; plans to support existing product lines and platforms and make further investment in both companies’ roadmaps; the ability of the combined organization to align with CSP needs and the ability to facilitate and help accelerate transformation of a CSP’s business and help CSPs to long term sustainable success; and other statements regarding the proposed acquisition. These statements are not guarantees of future performance, involve risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if Occam Networks does not receive required stockholder approval or the parties fail to satisfy other conditions to closing, the transaction may not be consummated. In any forward-looking statement in which Calix or Occam Networks expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the Occam Networks stockholders to approve the proposed acquisition; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Calix and Occam Networks generally, including those set forth in the filings of Calix with the Securities and Exchange Commission, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Calix’s prospectus filed with the SEC on March 24, 2010 and its quarterly reports on Form 10-Q, Occam Networks’ annual reports on Form 10-K and quarterly reports on Form 10-Q, each of Calix’s and Occam Networks’ current reports on Form 8-K and other SEC filings. These forward-looking statements speak only as of the date hereof. Calix and Occam Networks are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events, or otherwise.